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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                SCHEDULE 14D-9/A

                                AMENDMENT NO. 3

                                       TO

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          OUTBOARD MARINE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          OUTBOARD MARINE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.15 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   690020102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                HARRY W. BOWMAN
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          OUTBOARD MARINE CORPORATION
                              100 SEA HORSE DRIVE
                            WAUKEGAN, ILLINOIS 60085
                                 (847) 689-6200
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                With a copy to:

                           D. JEFFREY BADDELEY, ESQ.
                           VICE PRESIDENT, SECRETARY
                              AND GENERAL COUNSEL
                          OUTBOARD MARINE CORPORATION
                              100 SEA HORSE DRIVE
                            WAUKEGAN, ILLINOIS 60085
                                 (847) 689-6200

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     This Amendment No. 3 (this "Amendment") is to the
Solicitation/Recommendation Statement on Schedule 14D-9, as amended (the "Schedule 14D-9") that relates to the offer by OMC Acquisition Corp., a Delaware corporation (the "Offeror") and a wholly-owned subsidiary of Detroit Diesel Corporation, a Delaware corporation ("DDC"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated July 15, 1997, as amended (the "Schedule 14D-1"), to purchase 13,842,619 shares of Common Stock, par value $0.15 per share (the "Shares"), of Outboard Marine Corporation, a Delaware corporation (the "Company"), at a purchase price of $16.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase and in the related Letter of Transmittal each dated July 15, 1997 (which, together with any amendments or supplements thereto, collectively constitute the "Offer").


     The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. Capitalized terms used in this Amendment but not defined herein have the meaning ascribed to them in the Schedule 14D-9.


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.



     The Company Board of Directors determined that, in the circumstances of the Greenmarine Offer, it was advisable for the administration of the Rights Agreement that the occurrence of the Distribution Date (as defined in the Rights Agreement) as it applied to the Greenmarine Offer be deferred to a later date. Accordingly, pursuant to a resolution, the Company Board of Directors determined that, for purposes of the Greenmarine Offer, the Distribution Date would be extended until (i) 12:00 noon on September 8, 1997 or (ii) such other date as may be determined in good faith by the Company Board of Directors.



     On September 4, 1997, the Offeror filed an amendment to the Schedule 14D-1 relating to the extension by the Offeror of the Offer until 12:00 midnight, New York City time, on September 8, 1997.


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9/A is true, complete and correct.


Dated: September 5, 1997                  OUTBOARD MARINE CORPORATION


                                          By: /s/ HARRY W. BOWMAN
                                            ------------------------------------
                                            Name: Harry W. Bowman
                                              Title: Chairman of the Board,
                                                     President and Chief
                                                     Executive Officer

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                                 EXHIBIT INDEX


     **Exhibit 99.1: Agreement and Plan of Merger dated as of July 8, 1997, among Detroit Diesel Corporation, OMC Acquisition Corp. and Outboard Marine Corporation.

     **Exhibit 99.2: Severance Agreement dated as of March 31, 1997, between
                     Harry W. Bowman and the Company.


     **Exhibit 99.3: Form of Severance Agreement between Outboard Marine
                     Corporation and each of George L. Schueppert, Carlisle R. Davis, Richard H. Medland, Clark J. Vitulli, D. Jeffrey Baddeley, John D. Flaig and Thomas G. Goodman, providing for a lump-sum payment of 200% of the sum of Base Pay and Incentive Pay; and between Outboard Marine Corporation and each of Peter W. Brown, Miles E. Dean, Hans Lamens, Robert
                     S. Romano, Peter L. Schelle, Gary F. Swartz, Raymond M. Cartade, Edgar M. Frandle, Grainger B. McFarlane, Russell
                     J. VanRens, Paul R. Rabe, Robert F. Young, George L. Broughton, Paula S. Rummage and Peter J. VanLancker, provide for a lump-sum payments of 100% of the sum of Base Pay and Incentive Pay.


     **Exhibit 99.4: The form of Amended and Restated Severance Agreement between Outboard Marine Corporation and each of Jack L. Feurig, Dennis G. Holmes, Robert J. Moerchen and J.P. Murphy.

     **Exhibit 99.5: Fairness Opinion of Salomon Brothers Inc dated July 8, 1997
                     (filed as Annex A to this Schedule 14D-9).*

     **Exhibit 99.6: Form of letter dated July 15, 1997 to be sent to the shareholders of Outboard Marine Corporation.*
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 *Copy sent to shareholders of the Company.

**Previously filed.

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